Exhibit 99.1

XP Inc. Announces Closing of Initial Public Offering and Full Exercise

of the Underwriters’ Option to Purchase Additional Shares

December 13, 2019 — XP Inc., or XP (Nasdaq: XP), announced today the closing of its initial public offering of 83,387,237 of its Class A common shares at a public offering price of $27.00 per share. XP issued and sold 42,553,192 Class A common shares and the selling shareholders of XP (the “Selling Shareholders”) sold an additional 40,834,045 Class A common shares, which includes the full exercise of the underwriters’ option to purchase an additional 10,876,596 Class A common shares from the Selling Shareholders. XP estimates the net proceeds to it from the offering to be approximately US$1,100 million, after deducting underwriting discounts and commissions (before expenses). XP will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders. The shares began trading on the Nasdaq Global Select Market on December 11, 2019, under the symbol “XP.”

Goldman Sachs & Co. LLC, J.P. Morgan, Morgan Stanley, XP Investments and Itaú BBA acted as Global Coordinators in the offering, and Goldman Sachs & Co. LLC, J.P. Morgan, Morgan Stanley, XP Investments, Itaú BBA, BofA Securities, Citigroup, Credit Suisse and UBS Investment Bank collectively acted as Joint Bookrunners of the offering.

A copy of the final prospectus related to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204 or by e-mail at prospectus-eq_fi@jpmchase.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; XP Investments, Tower 45, 55 West 46th Street, 30th Floor, New York, New York 10036; Itaú BBA, 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204; Credit Suisse, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, New York 10010, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com; or UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275 or by emailing ol-prospectusrequest@ubs.com.

A registration statement on Form F-1 relating to these securities was filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Contact

Investor Relations

IR@xpi.com.br